January 31, 2019

VIA EDGAR

James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Robotics and Artificial Intelligence Index ETF
(File Nos. 333-180870 and 811-22698)

Dear Mr. O’Connor:

On September 24, 2018, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 164 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 164”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-18-009840). Post-Effective Amendment No. 164 was filed to register a new series of the Registrant, the KraneShares Asia Robotics and Artificial Intelligence Index ETF (previously known as the KraneShares Robotics and Artificial Intelligence Index ETF) (“Fund”).

On November 16, 2018, you provided comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 164. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 164. Any changes to the Fund’s prospectus and statement of additional information will be filed in a Post-Effective Amendment.

1.	Provide the Staff with the completed fee table, expense examples and other missing information at least one week prior to the effective date of any Post-Effective Amendment related to the Fund.

RESPONSE: The Registrant provided the requested information to the Staff via e-mail on January 27, 2019.

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com
302767574 v12

Securities and Exchange Commission
January 31, 2019

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.79%
Fee Waiver***	0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.69%

*Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.

**Based on estimated amounts for the current fiscal year.

***Krane has contractually agreed to waive its management fee by 0.10% of the Fund’s average daily net assets. This contractual fee waiver will continue until February 2, 2020, and may only be terminated prior thereto by the Board.

Expense Example

1 Year	3 Years
$70	$242

2.	In the “Principal Investment Strategies” section, clarify the criteria that will be used to determine the components of the Underlying Index.

RESPONSE: The Registrant has revised the relevant portion of the “Principal Investment Strategies” as follows:

Under normal circumstances, the Fund will invest at least 80% of its total assets in components of the Underlying Index and depositary receipts, including American depositary receipts (“ADRs”), representing such components. The Underlying Index is designed to measure the performance of equity securities of companies that are classified by FactSet as having an Asian country of risk and involved in, or exposed to, robotics and artificial intelligence (“AI”).

The Underlying Index draws constituents from the universe of companies in the FactSet Revere Business Industry Classification System (“RBICS”) sub-sectors that Solactive AG (“Index Provider”) has determined, based on fundamental research, provide robotics and AI products or services (e.g., semiconductor manufacturing, software, internet and data services). Using data and information from the public filings and disclosures of all companies in these sub-sectors (e.g., regulatory filings, earning transcripts, etc.), the Index Provider identifies the RBICS sub-industries most involved in, or exposed to, robotics and AI (“Robotics & AI Sub-Industries”). From the companies classified by RBICS as in the Robotics & AI Sub-Industries, the Underlying Index selects those that, based on RBICS data, derive at least 50% of their revenues from their Robotics & AI Sub-Industries activities.

Securities and Exchange Commission
January 31, 2019

Issuers eligible for inclusion in the Underlying Index must be classified by FactSet as having China, Hong Kong, India, Indonesia, Japan, Malaysia, Pakistan, Philippines, Singapore, South Korea, Thailand or Taiwan as their country of risk. FactSet determines an issuer’s country of risk based on an analysis of the country-specific business and economic factors most likely to influence it. The Chinese equity securities included in the Underlying Index may include China A-Shares available for investment through the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect Programs (“Stock Connect Programs”).

The Index Provider applies various screens so that the securities included in the Underlying Index, at the time of each rebalance: (1) are issued by companies with a minimum free float market capitalization of $100 million; (2) have been listed for at least one month and have a minimum average daily trading volume of $5 million as measured over the last one-month and six-month periods (or only for the one-month period for issuers conducting an initial public offering); and (3) have debt-to-equity ratios lower than 100%. Constituents of the Underlying Index are weighted as of each rebalance of the Underlying Index by their free float market capitalization, but the top 5 constituents are assigned weights of 9%, 8%, 7%, 6%, and 5% respectively, and the remaining constituents are capped at weights of 4.5%. The issuers included in the Underlying Index may include small-cap, mid-cap and large-cap companies.

As of December 28, 2018, the Underlying Index included approximately 38 securities of companies with a market capitalization range of $224 million to $62.65 billion and an average market capitalization of $5.34 billion and the largest sectors represented in the Underlying Index were the information technology sector (67.5%) and industrials sector (21.9%). As of December 28, 2018, the largest markets represented in the underlying index were China (62.2%), Taiwan (19.9%), and Japan (15.1%). The Underlying Index is reconstituted and rebalanced semi-annually and has two additional review dates to potentially include newly issued securities of issuers meeting the Underlying Index requirements.

3.	The “Principal Investment Strategies” section states that the Underlying Index is designed to provide exposure to issuers that are expected to benefit from the long-term growth and innovation in robotics technologies and/or artificial intelligence. Disclose the criteria that will be used by the Underlying Index to determine whether an issuer is expected to benefit from the long-term growth and innovation in robotics technologies and/or artificial intelligence. For a company to be included in the Underlying Index, there should be a significant nexus to robotics and artificial intelligence. For example, the issuers eligible for inclusion in the Underlying Index could be limited to those that derive at least 50% of their revenue or profit from, or devote at least 50% of its assets to, the design, manufacture, sale, leasing, or distribution of robotics and artificial intelligence-related products. The Staff may consider other reasonable approaches, but the Registrant should delay the effectiveness of any Post-Effective Amendment related to the Fund until this matter is resolved with the Staff.

Securities and Exchange Commission
January 31, 2019

RESPONSE: The Registrant has made the requested change, as indicated in response to comment 2 above. The revised methodology is similar to that employed by other, currently operational exchange-traded funds tracking robotics and artificial intelligence themed indices. See e.g., iShares Robotics and Artificial Intelligence ETF Prospectus, iShares Trust, Post-Effective Amendment No. 2,002 (filed November 20, 2018).

4.	Explain whether the Fund’s name has the potential to mislead investors if the Fund’s investments are not limited to companies more closely related to robotics and artificial intelligence, such as those that are involved in the design, manufacture, sale, leasing, or distribution of robotics and artificial intelligence-related products.

RESPONSE: The Registrant believes that the index methodology, as revised, addresses the SEC staff’s concerns.

5.	Bold the sentence in the “Principal Investment Strategies” section of the summary prospectus that begins with: “Issuers included in the Underlying Index may not necessarily derive a majority of their revenues or income from Robotics and Artificial Intelligence…” and add a related risk factor in risk summary section.

RESPONSE: The language cited by the Staff has been removed in light of the revised index methodology.

6.	The “Principal Investment Strategies” section states that the Underlying Index may include American Depositary Receipts of companies that are incorporated in China or whose “country of risk” is China. Disclose the criteria the Underlying Index will use to determine an issuer’s “country of risk.”

RESPONSE: The Registrant has made the requested change.

7.	Confirm that the Index Provider, Adviser and the Fund do not provide back-tested performance information for the Underlying Index on their websites.

RESPONSE: The Registrant understands that the Index Provider may provide back-tested performance information for the Underlying Index on its website. The Registrant notes that it has no responsibility for or control over the Index Provider’s website.

8.	Supplementally explain whether the Fund and the other investment companies in which it may invest could be deemed first-tier affiliates by reason of Section 2(a)(3)(C) or (E) of the 1940 Act, such that transactions among them could raise issues under Section 17 of the 1940 Act.

Securities and Exchange Commission
January 31, 2019

RESPONSE: The Fund may purchase shares of other investment companies that could be considered first-tier affiliates of the Fund under Section 2(a)(3)(C) or (E) of the 1940 Act. In 1996, Congress amended the 1940 Act to add Section 12(d)(1)(G), permitting funds to invest in other funds that are in the “same group of investment companies” as the investing funds to an unlimited degree, subject to certain conditions. In doing so, Congress did not amend Section 17 to explicitly permit these investments. Yet to construe Section 17 to prohibit such transactions would nullify the amendment effectuated by Section 12(d)(1)(G).1 To the extent the Fund invests in other investment companies that are first-tier affiliates of the Fund, however, any direct investments would normally be in cash and/or on the secondary market, alleviating any Section 17 concerns.2

9.	Ensure the “Principal Investment Strategies” section in the summary prospectus includes the following: (1) a description of the Underlying Index and its index methodology, including (a) the Underlying Index’s component selection criteria; (b) the Underlying Index’s weighting methodology; (c) the Underlying Index’s rebalance and reconstitution process, including the frequency and timing thereof; and (d) the Underlying Index’s number of components; and (2) the strategies the Fund will use to track its Underlying Index (e.g. replication or representative sampling).

RESPONSE: The Registrant confirms that the information requested by the Staff is included in the Post-Effective Amendment either in the summary prospectus or the statutory prospectus, as deemed appropriate by the Registrant.

10.	Provide, supplementally, a copy of the index methodology for the Fund’s Underlying Index.

RESPONSE: The Registrant provided the index methodology for the Fund’s Underlying Index to the Staff via e-mail on January 27, 2019.

11.	It is our understanding that the PRC imposes a 10% withholding tax on the payment of dividends and interest to foreign investors by Chinese-listed companies. If the Fund will be subject to source withholding on interest and dividends paid to it by Chinese companies, please describe this risk and its effect on Fund returns.

1      In 2008, the SEC Staff issued a no-action letter regarding a fund’s investments in affiliated investment companies and expressed no concerns regarding the applicability of Section 17 in that context. See iShares Trust, et al., SEC No-Action Letter (Oct. 22, 2008).

2      See Signature Financial Group, Inc., No Action Letter (Dec. 28, 1999).

Securities and Exchange Commission
January 31, 2019

RESPONSE: The Fund’s current disclosure describes this risk and its effect on Fund returns under the “Tax Status of Distributions” heading in the “Additional Tax Information” section of the statutory prospectus. The disclosure states:

Some foreign governments levy withholding taxes against dividend and interest income. Although in some countries a portion of these withholding taxes is recoverable, the non-recovered portion will reduce the income received from the securities in the Fund. If more than 50% of the total assets of the Fund at the close of a year consist of non-U.S. stocks or securities, then the Fund may elect, for U.S. federal income tax purposes, to treat certain non-U.S. income taxes (including withholding taxes) paid by the Fund as paid by its shareholders. The Fund will provide you with the information necessary to reflect foreign taxes paid on your income tax return if it makes this election. Please see “— Chinese Tax Considerations” below for a further discussion of these issues with respect to China, which imposes withholding taxes on interest payments, dividends and possibly capital gains from PRC securities.

12.	Disclose that purchases and redemptions of Creation Units in cash may cause the Fund to incur various costs, such as brokerage costs that it might not have incurred if such purchases or redemptions were made in-kind. In addition, disclose that these costs could be imposed on the Fund and, thus decrease the ETF’s net asset value, to the extent that these costs are not offset by transaction fees payable by authorized participants.

RESPONSE: The Fund’s current disclosure addresses these concerns under the “ETF Risk” heading in the “Principal Risks” section of the statutory prospectus. The disclosure states:

Cash transactions may have to be carried out over several days if the securities market in which the Fund is trading is less liquid and may involve considerable transaction expenses and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, may be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. However, the Fund has capped the total fees that may be charged in connection with the redemption of Creation Units at 2% of the value of the Creation Units redeemed. To the extent transaction and other costs associated with a redemption exceed that cap, those transaction costs will be borne by the Fund’s remaining shareholders. These factors may result in wider spreads between the bid and the offered prices of the Fund’s shares than for other ETFs.

13.	Please inform the Staff whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Securities and Exchange Commission
January 31, 2019

RESPONSE: Certain of the Fund’s securities may trade outside of a collateralized settlement system. However, the Fund’s disclosure in the “Principal Risks” section of the summary prospectus, under the “ETF Risk” heading, currently describes these risks noted by the Staff:

Authorized Participants Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, shares of the Fund may trade like closed-end fund shares at a significant discount to net asset value (“NAV”) and may face delisting from the Exchange.

14.	Provide, where appropriate, a discussion of the Intraday Interim Value (“IIV”). This discussion should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the Underlying Index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of an international ETF, such as the Fund, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

3    File No. 812-13989

Securities and Exchange Commission
January 31, 2019

RESPONSE: Although the Registrant is unaware of any Form N-1A or other legal requirement to include the referenced disclosure in the registration statement, consistent with the Registrant’s exemptive application3 and exchange listing standards (such as NYSE Arca Rule 5.2(j)(3)), the Registrant has arranged for the Fund’s listing exchange or another independent third party to calculate the IIV throughout the trading day by (i) calculating the current value of the deposit instruments and any short positions, (ii) calculating the estimated amount of cash and/or money market instruments per creation unit held in the Funds’ portfolio, (iii) calculating the current in-the-money or out-of-the-money value of the financial instruments held by the Fund, if any, (iv) adding (i) through (iii) to arrive at a value and (v) dividing that value by the number of shares in a creation unit to obtain the IIV. Neither Registrant’s exemptive application nor applicable exchange listing standards require Registrant to disclose what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of an international ETF, such as the Fund, stale prices from closed foreign markets updated only for currency changes). To the extent that Registrant is required to facilitate the dissemination of an IIV (with the above-described detail), at the time of the Registrant’s annual update to its registration statement, Registrant will add appropriate disclosure to the registration statement for each Fund to which it applies.

15.	Disclose the countries and the regions in which the Fund will focus its investments.

RESPONSE: The Registrant has made the requested disclosure, as indicated in response to question 2 above.

*        *        *        *        *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Timothy Bekkers at (202) 778-9443.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller
cc:	Jonathan Krane
Jonathan Shelon
Max Lindenfeld
Krane Funds Advisors, LLC